SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                         Commission File Number 0-25828


                           NOTIFICATION OF LATE FILING
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[X] Form 10-K         [   ] Form 11-K           [   ] Form 20-F           [   ] Form 10-Q          [   ] Form N-SAR

For Period Ended:          December 31, 1998

[   ]  Transition Report on Form 10-K                         [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F                              [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     Part I.
                             REGISTRANT INFORMATION

Full Name of Registrant:                    Electropharmacology, Inc.

Address of Principal Executive Office:      1109 NW 13th Street

City, State and Zip Code:                   Gainesville, Florida 32601



                                    Part II.
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    Part III.
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         On March 12, 1999, the Registrant terminated the services of its independent accountant, Ernst & Young LLP, based on the amount of professional fees being charged by Ernst & Young LLP in the previous two years. On March 15, 1999, Registrant engaged the services of Sweeney, Gates & Co. to audit Registrant's financial statements for the year ended December 31, 1998. Based on the timing of the engagement of Sweeney, Gates & Co. by the Registrant, Registrant needs additional time in order for Sweeney, Gates & Co. to conclude its audit and for Registrant to file its audited financial statements for 1998.

                                    Part IV.
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

       Arup Sen                     (352)                     367-9088
        (Name)                   (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [X] Yes        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]

         During 1998, Registrant was restructured through a series of acquisitions, divestitures and recapitalizations. On August 24, 1998, Registrant sold its medical device product line and acquired two biotechnologies companies (one with administrative operations and laboratory facilities in Houston, Texas). On September 30, 1998, Registrant closed its manufacturing facilities in Pompano Beach, Florida and relocated its corporate and administrative offices to Gainesville, Florida. In addition, on September 30, 1998, Registrant entered into significant financing and licensing agreements with subsidiaries of Elan, plc., an international drug delivery company.

         Net loss for the year ended December 31, 1998 is projected to be in excess of $16.7 million as a result of certain expenses and/or revenues associated with the reorganization transactions described above, and more specifically, the following: $7,500,000 in combined in-process research and development expenses and impairment loss on intangible assets representing an up-front license fee paid to a subsidiary of Elan, plc. for the acquisition of technology; $7,975,614 in combined in-process research and development expenses and impairment loss on intangible assets associated with the acquisition of two privately held biotechnology companies, Gemini Biotech, Ltd. and HTD Development, Inc.; a $724,981 gain on the sale of Registrant's medical device assets to a subsidiary of ADM Tronics Unlimited, Inc.; and a $1,173,000 net loss incurred by Gemini Biotech, Ltd. for the period from August 24, 1998, the date of its acquisition, to December 31, 1998. In comparison, net loss for the year ended December 31, 1997 was $1,647,917.



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                            Electropharmacology, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999             By: /s/ Arup Sen
                                    --------------------------------------
                                     Arup Sen
                                     Chairman and Chief Executive Officer